November 15, 2010

John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Mace Security International, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the periods ended March 31, 2010 and June 30, 2010
File No. 0-22810

Dear Mr. Cash:

This letter responds to the comments set forth in your letter dated November 2, 2010 to Gregory M. Krzemien, Treasurer of Mace Security International, Inc. (the “Company or “MSI”), regarding the Company’s filings listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below such comments.

From 10-K for the year ended December 31, 2009

Summary of Critical Accounting Policies, page 39

Goodwill, page 41

1.
We note that an impairment of goodwill could be material to your operations.  We also note that sales and operating profits have suffered in the current economic environment.  Please revise future filings, including your next Form 10-Q, to disclose the number of reporting units in each reportable segment.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please revise future filings, including your next Form 10-Q, to identify the reporting unit, along with the corresponding reportable segment, and to provide the following disclosures for each such unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the unit.
•	A description of the material assumptions that drive estimated fair value.

•
A discussion of the uncertainties associated with each key assumption.  For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

RESPONSE:

In future filings, including our Form 10-Q for the quarter ended September 30, 2010, we will disclose the number of reporting units in each of our reportable segments. Additionally, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact our results or our total shareholders’ equity, we will identify the reporting unit, along with the corresponding reportable segment, and we will provide, in addition to our current disclosures, more comprehensive disclosures for each such unit, including:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the unit.
•	A description of the material assumptions that drive estimated fair value.
•	A discussion of the uncertainties associated with each key assumption.
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If we determine that estimated fair values substantially exceed carrying values for any of our reporting units, we will also disclose that determination in future filings in accordance with Item 303 of Regulation S-K.

Notes to the Consolidated Financial Statements

2.  Summary of Significant Accounting Policies - Revenue Recognition, page F-8

2.
We note your disclosure on page three and throughout your filing which indicate that you monitor video and security alarms as well as deliver surveillance products and components.  Please tell us, and in future filings enhance your revenue recognition disclosures, to address the type of contracts you have in this business, the typical duration of your contracts and how you record revenue for these services.  Please also tell us what consideration you have given to Multiple Element Arrangements, ASC Topic 605-25.

RESPONSE:

MSI’s Security Segment consists of three reporting units: Mace Security Products, Inc., an electronic surveillance equipment retailer; Mace Personal Defense, Inc., a personal defense spray and related security products retailer; and Mace CSSS, Inc. a wholesale security monitoring operation. The Company’s revenue recognition policy is consistent with the requirements of ASC Topic 605, Revenue Recognition. In general, the Company records revenue when it is realized, or realizable and earned. The Company considers revenue to be realized, or realizable and earned, when the following revenue recognition requirements are met: persuasive evidence of an arrangement exists, which is a customer  contract or purchase order; the products or services have been approved by the customer; the sales price is fixed or determinable within the contract or purchase order; and collectability is probable. Our electronic surveillance equipment retailer and the personal defense spray and related products retailer recognize revenues when shipments are made and title has passed, there is no obligation remaining on behalf of MSI, and collection of the related receivables are reasonably assured. Revenue within our wholesale security monitoring operation is recognized on a monthly basis as security monitoring services are provided to its dealers under cancellable contracts with terms generally for two (2) to twenty-four (24) months.  Additionally, we believe, under the guidance of Multiple Element Arrangements, as per ASC Topic 605-25, the products and services MSI provides to customers do not contain multiple-deliverable arrangements with various performance obligation to our customers. The products and services MSI delivers or provides to its customers have value to our customers on a standalone basis. The products or services (the “deliverables”) can be sold separately to customers and our customers could resell the deliverables on a standalone basis.

In future filings, including our Form 10-Q for the quarter ended September 30, 2010, we will enhance our revenue recognition disclosures to address the type of contracts we have in our security segment business, including the typical duration of our contracts, and how we record revenue for our products or services.

Form 10-Q for the quarter ended March 31, 2010

Form 10-Q for the quarter ended June 30, 2010

Item 4T.  Controls and Procedures, page 36

3.
Your reference to COSO appears to be improperly included in your Item 307 "Disclosure Controls and Procedures" disclosures.  In future filings please ensure your disclosures are in accordance with Item 307 of Regulation S-K.

RESPONSE:

In future filings, we will ensure that our disclosures relating to Disclosure Controls and Procedures are in accordance with Item 307 of Regulation S-K.

In connection with the responses above, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the foregoing may be directed to the undersigned at (215) 259-5670.

Sincerely,

/s/Gregory M. Krzemien
Gregory M. Krzemien
Treasurer